Exhibit 99.1

FERRARI N.V.: ANNOUNCEMENT OF THE EIGHT TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), July 31, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces its intention to continue and complete its multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day with an eighth tranche of up to Euro 360 million (“Eighth Tranche”) to start on August 22, 2025 and to end no later than December 18, 2025 with two components:

•Firstly, Ferrari has entered into a non-discretionary buyback agreement for an amount up to Euro 280 million to be executed on the Euronext Milan (EXM) market through a primary financial institution (the “Bank”). The Bank will make its trading decisions concerning the timing of the purchases of Ferrari’s common shares independently of and uninfluenced by Ferrari and it will act in compliance with applicable rules and regulations, including the provisions of the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under this agreement, once executed, purchases may continue during any closed periods of Ferrari in accordance with the Regulations.

•Secondly, Ferrari has entered into an additional mandate with a primary financial institution for up to Euro 80 million to be executed on the New York Stock Exchange (NYSE). Pursuant to such mandate Ferrari would provide the financial institution with purchase instructions from time to time in compliance with applicable rules, regulations and legal requirements. The actual timing, number and value of common shares repurchased on the NYSE will depend on a number of factors, including market and general business conditions.

The Eighth Tranche implements the resolution adopted by the Shareholders’ Meeting (held on April 16, 2025) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on October 15, 2026 or until such authority is extended or renewed before such date.

Details of the repurchase transactions carried out under the Eighth Tranche shall be disclosed to the market as required by applicable regulation.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles.
From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate). Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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